UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2020

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant's name into English)
5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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Investor Contact	Media Contact
Kip E. Meintzer	Gil Messing
Check Point Software Technologies	Check Point Software Technologies
+1.650.628.2040	+1 650.628.2260
ir@checkpoint.com	press@checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES APPOINTS MS. RUPAL
HOLLENBECK TO ITS BOARD OF DIRECTORS

SAN CARLOS, CA – December 22, 2020

Check Point® Software Technologies Ltd. (NASDAQ: CHKP), a leading provider of cyber security solutions globally, announced today the appointment of Ms. Rupal Hollenbeck to its board of directors, effective as of January 1st, 2021.

Ms. Hollenbeck was most recently Senior Vice President & Chief Marketing Officer at Oracle, a position which she held until January 2020.  Prior to joining Oracle in 2018, Ms. Hollenbeck was with Intel Corporation for over 23 years, with her most recent role being Corporate Vice President and General Manager of Global Data Center Sales. Prior to that she was Vice President and General Manager of Intel China and throughout her time at Intel has worked in Arizona, California, Singapore, and Beijing.

“We are thrilled to welcome Ms. Rupal Hollenbeck to Check Point’s Board of Directors”, said Mr. Jerry Ungerman, Chairman of Check Point’s Board of Directors. “Ms. Hollenbeck brings along extensive, diversified experience at the core of global big-tech companies, and we are confident that her unique set of skills will benefit the company, our employees and shareholders”.

An advocate for professional women around the world, Ms. Hollenbeck started several women’s initiatives while at Intel, including serving as co-chair of the Board of Intel’s Network of Executive Women in Asia.  She is currently a Founding Circle Member of Neythri, a non-profit organization dedicated to enabling the professional advancement of South Asian women. Ms. Hollenbeck is also an Adjunct Professor at California State University East Bay, teaching a Women in Leadership course in the College of Business & Economics.

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“In a time of such rapid digital transformation, the role of cyber security has become more important than ever. I’m excited to join this important journey with the world’s leading and most trusted cyber security partner”, said Ms. Hollenbeck. “I look forward to supporting and strengthening this exceptional group of people, their important mission at Check Point Software and continued success”.

Ms. Hollenbeck will replace Irwin Federman, who is retiring from Check Point’s board of directors. Irwin served on our board of directors for 25 years, and has been a key contributor to Check Point’s growth and development. “On behalf of everyone at Check Point, I would like to thank Irwin for over two decades of tremendous contribution to the company, as a member of our Board. Irwin was instrumental to the company’s global success and integral to the important advances we have made. Irwin’s dedication and outstanding work contributed greatly to the company and kept us moving forward. Irwin will always remain an important part of Check Point. I welcome aboard Ms. Rupal Hollenbeck to our board of directors and I am confident that Ms. Hollenbeck’s expertise and skills will serve the company well.” said Gil Shwed, Founder and CEO of Check Point Software Technologies.

About Check Point Software Technologies Ltd.

Check Point Software Technologies Ltd. (www.checkpoint.com) is a leading provider of cyber security solutions to governments and corporate enterprises globally. Its solutions protect customers from 5th generation cyber-attacks with an industry leading catch rate of malware, ransomware and other types of attacks. Check Point offers its multilevel security architecture, Infinity Total Protection with Gen V advanced threat prevention, which defends enterprises’ cloud, network and mobile device held information. Check Point provides the most comprehensive and intuitive one point of control security management system. Check Point protects over 100,000 organizations of all sizes.

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©2020 Check Point Software Technologies Ltd. All rights reserved.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Tal Payne
Tal Payne
Chief Financial Officer & Chief Operating Officer

December 22, 2020

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